82-5008

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE [redacted] Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
[redacted] ะจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
than, Prachoapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421

ISO 9001
ISO 14001
TIS 18001

04045941

RECD S.E.C.
NOV 2 - 2004
1086

Our Ref: 01/030 - 009/2004

October 28, 2004

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2004 and explanation of difference in result of operation for the quarter ended September 30, 2004 and 2003

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

SUPPL

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended September 30, 2004 and 2003 which is higher than 20 percent as follows:

1) The company realized 9,609.3 million Baht revenue from sale of hot rolled coils (431,734 metric tonne at an averaged selling price of 22,257 Baht/MT), higher than 7,239.3 million Baht revenue during the same period in 2003 (481,963 MT at an averaged price of 15,020 Baht/MT). The company also recorded 68.4 million Baht sales of steel scrap compared with 77.8 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,353.1 million Baht, compared with 1,030.9 million Baht gross profit from sales and service during the same period in 2003.

   The company and subsidiaries recorded 27.2 million Baht in other revenue (which included 3.4 million Baht gain from foreign exchange), while during the same period in 2003 the company recorded 159.8 million Baht in other revenue (which included 143.0 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 116.3 million Baht, compared with 135.2 million Baht during the same period of last year.

3) The company and subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 17.2 million Baht, compared with a reversal of provision for doubtful of a subsidiary in the amount 11.0 million Baht during the same period of last year.

4) The company and subsidiaries registered 1,281.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 1,066.5 million Baht during the same period in 2003.

5) Interest expenses on short-term and long-term loan totaled 100.8 million Baht (consisting of 97.3 and 3.5 million Baht interest of the company and subsidiaries, respectively), lower than 171.0 million Baht interest expense during the same period in 2003 (consisting of 166.3 and 4.7 million Baht interest of the company and subsidiaries, respectively).

dlw 11/8

6) A subsidiary recorded accrued corporate income tax in the amount of 9.8 million Baht, compared with 4.5 million Baht during the same period in 2003.

7) The company and subsidiaries recorded gain before minority interest of 1,170.6 million Baht, compared with 891.1 million Baht gain before minority interest during the same period in 2003.

8) After minority interest, the company and subsidiries realized a net profit of 1,143.2 million Baht, compared with a net profit of 861.5 million Baht during the same period last year.

From the above factors, the company's business operation in the quarter ended September 30, 2004 resulted in a net profit compared with a net gain during the same period in 2003 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost is higher and interest expenses is lower.

For your consideration.

Yours faithfully,

- Signature -

Mr. Win Viriyaprapaikit
Authorized Director

- Signature -

Mr. Kamol Juntima
Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	2,219,008	108,399	2,179,115	47,049
Current investments (Note 4)	2,878,505	17,495	2,878,505	-
Trade accounts and notes receivable				
Related parties (Note 13.3)	1,235,100	1,787,097	1,219,199	1,765,818
Others	1,141,755	939,795	1,138,110	936,744
	2,376,855	2,726,892	2,357,309	2,702,562
Less Allowance for doubtful accounts	(398,844)	(405,051)	(393,888)	(400,095)
Trade accounts and notes receivable - net	1,978,011	2,321,841	1,963,421	2,302,467
Short-term loans and advances to related parties (Note 13.2)	5,104	3,051	5,132	3,062
Inventories (Note 5)	8,275,959	8,433,439	8,287,293	8,450,417
Other current assets				
Advance payments	1,079,980	682,993	1,081,501	682,989
Refundable value-added tax	86,015	32,456	84,010	28,265
Other receivables	473	470	719	707
Prepaid expenses	23,193	14,396	21,789	13,310
Deposit at bank used as collateral	16,200	16,200	-	-
Others	65,506	31,106	56,341	18,635
Total Current Assets	16,627,954	11,661,846	16,557,826	11,546,901
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	-	-	856,324	767,143
Long-term investments (Note 13.1)	561,621	561,621	561,621	561,621
Property, plant and equipment - net (Note 6)	17,528,618	17,009,451	15,445,182	15,061,607
Other non-current assets (Note 7)	41,793	68,592	6,046	13,004
Total Non-Current Assets	18,132,032	17,639,664	16,869,173	16,403,375
TOTAL ASSETS	34,759,986	29,301,510	33,426,999	27,950,276

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 8)				
Short-term loans	-	290,000	-	290,000
Trade Finance loans	436,033	-	436,033	-
Trade accounts and notes payable	1,993,345	1,211,787	2,009,873	1,194,118
Current portion of long-term loans (Note 9)	607,597	240,663	388,000	-
Current portion of debentures (Note 10)	720,000	-	720,000	-
Current portion of liabilities under hire-purchase agreements	1,357	6,179	290	2,627
Other current liabilities				
Accrued expenses	158,559	209,151	171,958	219,224
Others	407,289	134,861	367,900	72,163
Total Current Liabilities	4,324,180	2,092,641	4,094,054	1,778,132
NON-CURRENT LIABILITIES				
Long-term loans (Note 9)	7,594,285	6,794,016	7,212,000	6,400,000
Debentures (Note 10)	2,530,000	4,000,000	2,530,000	4,000,000
Other non-current liabilities				
Liabilities under hire-purchase agreements	661	4,706	109	3,451
Total Non-Current Liabilities	10,124,946	10,798,722	9,742,109	10,403,451
TOTAL LIABILITIES	14,449,126	12,891,363	13,836,163	12,181,583

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
1,310,128,000 ordinary shares of Baht 10.00 each, fully paid	13,101,280	13,101,280	13,101,280	13,101,280
ADDITIONAL (DISCOUNT) ON CAPITAL				
Discount on ordinary share capital	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal (Note 6.2)	5,668,897	5,984,283	5,668,897	5,984,283
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	2,991,939	(1,145,590)	2,991,939	(1,145,590)
Total Company Shareholders' Equity	19,590,836	15,768,693	19,590,836	15,768,693
MINORITY INTEREST	720,024	641,454	-	-
Total Shareholders' Equity	20,310,860	16,410,147	19,590,836	15,768,693
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	34,759,986	29,301,510	33,426,999	27,950,276

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
REVENUES				
Revenues from the sales of goods	9,678,833	7,318,373	9,677,696	7,317,067
Revenues from the rendering of services	49,201	52,130	-	-
Other income				
Gain on exchange	3,401	142,956	4,254	143,655
Others	23,818	16,820	23,319	7,210
Share of profit from investment using the equity method	-	-	30,577	31,652
Total Revenues	9,755,253	7,530,279	9,735,846	7,499,584
EXPENSES				
Cost of the sales of goods	8,311,037	6,259,876	8,397,127	6,352,705
Cost of the rendering of services	63,884	79,738	-	-
Selling and administrative expenses	113,205	134,091	102,377	118,234
Doubtful accounts (Reversal)	(17,228)	(11,021)	(6,207)	-
Other expenses				
Loss on disposal of equipment and obsolescence	1,237	74	1,202	6
Others	828	-	-	-
Directors' remuneration	1,010	1,000	870	840
Total Expenses	8,473,973	6,463,758	8,495,369	6,471,785

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
INCOME BEFORE INTEREST AND INCOME TAX EXPENSES		1,281,280	1,066,521	1,240,477	1,027,799
INTEREST EXPENSES		100,818	170,954	97,282	166,321
INCOME TAX EXPENSES		9,819	4,466	-	-
INCOME AFTER TAX		1,170,643	891,101	1,143,195	861,478
NET INCOME OF MINORITY INTEREST		(27,448)	(29,623)	-	-
NET INCOME		1,143,195	861,478	1,143,195	861,478
EARNINGS PER SHARE (Note 11)					
Basic earnings per share	BAHT	0.87	1.01	0.87	1.01
Diluted earnings per share	BATH	-	0.72	-	0.72
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	1,310,128	853,000	1,310,128	853,000
Diluted earnings per share	'000 SHARES	-	1,310,143	-	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
REVENUES				
Revenues from the sales of goods	26,294,102	22,308,467	26,291,359	22,305,837
Revenues from the rendering of services	170,023	179,696	-	-
Other income				
Gain on exchange	-	206,903	1,649	207,908
Others	55,405	57,948	55,658	44,568
Share of profit from investment using the equity method	-	-	95,643	109,047
Total Revenues	26,519,530	22,753,014	26,444,309	22,667,360
EXPENSES				
Cost of the sales of goods	21,253,737	18,797,643	21,518,100	19,087,136
Cost of the rendering of services	200,812	221,122	-	-
Selling and administrative expenses	359,309	541,553	322,722	492,916
Doubtful accounts (Reversal)	(28,249)	(26,957)	(6,207)	-
Other expenses				
Loss on exchange	392	-	-	-
Loss on disposal of equipment and obsolescence	161,207	8,107	160,988	7,865
Others	2,388	-	1,533	-
Directors' remuneration	5,650	8,885	5,190	8,405
Total Expenses	21,955,246	19,550,353	22,002,326	19,596,322

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		4,564,284	3,202,661	4,441,983	3,071,038
INTEREST EXPENSES		316,780	589,291	304,454	571,665
INCOME TAX EXPENSES		25,195	13,482	-	-
INCOME AFTER TAX		4,222,309	2,599,888	4,137,529	2,499,373
NET INCOME OF MINORITY INTEREST		(84,780)	(100,515)	-	-
NET INCOME		4,137,529	2,499,373	4,137,529	2,499,373
EARNINGS PER SHARE (Note 11)					
Basic earnings per share	BAHT	3.16	2.93	3.16	2.93
Diluted earnings per share	BATH	-	2.17	-	2.17
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	1,310,128	853,000	1,310,128	853,000
Diluted earnings per share	'000 SHARES	-	1,310,143	-	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	(5,848,037)	397,173	9,348,075
Amortization	-	-	(242,500)	-	-	(242,500)
Net income	-	-	-	2,499,373	-	2,499,373
Minority interest increase	-	-	-	-	97,510	97,510
Ending balance, September 30, 2003	8,530,000	-	6,026,439	(3,348,664)	494,683	11,702,458
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	(1,145,590)	641,454	16,410,147
Amortization	-	-	(315,386)	-	-	(315,386)
Net income	-	-	-	4,137,529	-	4,137,529
Minority interest increase	-	-	-	-	78,570	78,570
Ending balance, September 30, 2004	13,101,280	(2,171,280)	5,668,897	2,991,939	720,024	20,310,860

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	(5,848,037)	8,950,902
Amortization	-	-	(242,500)	-	(242,500)
Net income	-	-	-	2,499,373	2,499,373
Ending balance, September 30, 2003	8,530,000	-	6,026,439	(3,348,664)	11,207,775
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	(1,145,590)	15,768,693
Amortization	-	-	(315,386)	-	(315,386)
Net income	-	-	-	4,137,529	4,137,529
Ending balance, September 30, 2004	13,101,280	(2,171,280)	5,668,897	2,991,939	19,590,836

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	4,137,529	2,499,373	4,137,529	2,499,373
Items to reconcile net income to				
net cash flows from operations :				
Doubtful accounts (Reversal)	(28,249)	(26,957)	(6,207)	-
Depreciation	449,167	457,889	383,237	398,429
Amortization	11	-	-	-
Provision for diminution in value				
of inventories (Reversal)	(6,373)	(4,916)	(6,373)	(4,916)
Additional (deduction in) interest on debt restructuring	(1,530)	157,539	-	161,516
Realized gain on exchange	(1,159)	(164,885)	(1,159)	(164,885)
Unrealized gain on exchange	(19,331)	(15,115)	(19,331)	(15,115)
Gain on sales of temporary investment	-	(15,036)	-	-
Gain on sales of property, plant and equipment	(1,213)	(383)	(1,172)	(383)
Loss on disposal of property, plant and equipment	161,207	39,169	160,988	38,927
Gain on redemption of debentures before maturity	(5,853)	-	(5,853)	-
Share of profit from investment using				
the equity method	-	-	(95,643)	(109,047)
Minority interest	84,780	100,515	-	-
Net income from operations before				
changes in operating assets and liabilities	4,768,986	3,027,193	4,546,016	2,803,899
Operating assets (increase) decrease				
Trade accounts and notes receivable - related parties	551,997	(357,142)	546,619	(356,500)
Trade accounts and notes receivable - others	(203,159)	(263,748)	(202,567)	(263,721)
Inventories	163,853	2,346,979	169,497	2,368,354
Short-term loans and advances to related parties	(53)	58	(70)	135
Advances to director	-	2,742	-	-
Advance payments	(396,986)	(188,372)	(398,512)	(188,386)
Refundable valued-added tax	(53,559)	76,743	(55,746)	79,079
Other receivables	22,039	23,705	(11)	1,021
Prepaid expenses	(8,797)	(12,438)	(8,479)	(11,801)
Other current assets - others	(1,871)	8,577	(5,178)	(2,894)
Other non-current assets	27,644	(76,981)	6,958	(7,057)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Trade accounts and notes payable	774,573	(388,724)	808,771	(395,667)
Accrued expenses	(50,591)	(55,031)	(47,266)	(54,723)
Other current liabilities - others	269,800	85,557	293,110	85,503
Net cash provided by operating activities	5,863,876	4,229,118	5,653,142	4,057,242
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash paid for purchases of other investment	(2,861,010)	(150,000)	(2,878,505)	-
Cash paid for purchases of property, plant and equipment	(1,452,364)	(572,152)	(1,237,093)	(442,974)
Proceeds from sales of property, plant and equipment	1,583	1,197	1,543	1,197
Proceeds from sales of temporary investment	-	367,531	-	-
Short-term loans and advances to related parties	(2,000)	(3,000)	(2,000)	(3,000)
Net cash used in investing activities	(4,313,791)	(356,424)	(4,116,055)	(444,777)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loan decrease	(290,000)	(884,000)	(290,000)	(884,000)
Trade finance loans increase (decrease)	434,805	(1,901,784)	434,805	(1,901,784)
Cash repayment of long-term loans	(151,267)	(4,985,996)	-	(4,848,769)
Proceeds from long-term loans	1,320,000	-	1,200,000	-
Cash repayment for early redemption of debentures	(744,147)	-	(744,147)	-
Proceeds from issuance of debentures	-	4,000,000	-	4,000,000
Cash repayment for early redemption of long-term liabilities under hire-purchase agreements	(5,867)	(4,592)	(5,679)	(2,673)
Cash repayment of liability for purchase of land	(3,000)	(2,000)	-	-
Net cash provided by (used in) financing activities	560,524	(3,778,372)	594,979	(3,637,226)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
Net increase (decrease) in cash and cash equivalents	2,110,609	94,322	2,132,066	(24,761)
Cash and cash equivalents as at January 1	108,399	111,109	47,049	44,540
Cash and cash equivalents as at September 30	2,219,008	205,431	2,179,115	19,779
Supplemental cash flow information:				
Cash paid for interest	378,547	476,520	359,392	454,586
Non-cash transaction:				
Vehicles acquired under hire-purchase agreements	1,012	3,659	-	3,219
Transfer of long-term loans to current portion	607,597	238,402	388,000	-
Transfer of debentures to current portion	720,000	-	720,000	-
Amortization of unrealized increment per asset appraisal	218,937	240,416	206,265	234,284

See notes to the interim financial statements

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9001
ISO 14001
TIS 18001

RECD S.E.C.
NOV 2 - 2004
1086

Our Ref: 01/030 - 009/2004 October 28, 2004

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2004 and explanation of difference in result of operation for the quarter ended September 30, 2004 and 2003

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended September 30, 2004 and 2003 which is higher than 20 percent as follows:

1) The company realized 9,609.3 million Baht revenue from sale of hot rolled coils (431,734 metric tonne at an averaged selling price of 22,257 Baht/MT), higher than 7,239.3 million Baht revenue during the same period in 2003 (481,963 MT at an averaged price of 15,020 Baht/MT). The company also recorded 68.4 million Baht sales of steel scrap compared with 77.8 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,353.1 million Baht, compared with 1,030.9 million Baht gross profit from sales and service during the same period in 2003.

   The company and subsidiaries recorded 27.2 million Baht in other revenue (which included 3.4 million Baht gain from foreign exchange), while during the same period in 2003 the company recorded 159.8 million Baht in other revenue (which included 143.0 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 116.3 million Baht, compared with 135.2 million Baht during the same period of last year.

3) The company and subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 17.2 million Baht, compared with a reversal of provision for doubtful of a subsidiary in the amount 11.0 million Baht during the same period of last year.

4) The company and subsidiaries registered 1,281.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 1,066.5 million Baht during the same period in 2003.

5) Interest expenses on short-term and long-term loan totaled 100.8 million Baht (consisting of 97.3 and 3.5 million Baht interest of the company and subsidiaries, respectively), lower than 171.0 million Baht interest expense during the same period in 2003 (consisting of 166.3 and 4.7 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 9.8 million Baht, compared with 4.5 million Baht during the same period in 2003.

7) The company and subsidiaries recorded gain before minority interest of 1,170.6 million Baht, compared with 891.1 million Baht gain before minority interest during the same period in 2003.

8) After minority interest, the company and subsidiries realized a net profit of 1,143.2 million Baht, compared with a net profit of 861.5 million Baht during the same period last year.

From the above factors, the company's business operation in the quarter ended September 30, 2004 resulted in a net profit compared with a net gain during the same period in 2003 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost is higher and interest expenses is lower.

For your consideration.

Yours faithfully,

- Signature - - Signature -

Mr. Win Viriyaprapaikit
Authorized Director

Mr. Kamol Juntima
Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	2,219,008	108,399	2,179,115	47,049
Current investments (Note 4)	2,878,505	17,495	2,878,505	-
Trade accounts and notes receivable				
Related parties (Note 13.3)	1,235,100	1,787,097	1,219,199	1,765,818
Others	1,141,755	939,795	1,138,110	936,744
	2,376,855	2,726,892	2,357,309	2,702,562
Less Allowance for doubtful accounts	(398,844)	(405,051)	(393,888)	(400,095)
Trade accounts and notes receivable - net	1,978,011	2,321,841	1,963,421	2,302,467
Short-term loans and advances to related parties (Note 13.2)	5,104	3,051	5,132	3,062
Inventories (Note 5)	8,275,959	8,433,439	8,287,293	8,450,417
Other current assets				
Advance payments	1,079,980	682,993	1,081,501	682,989
Refundable value-added tax	86,015	32,456	84,010	28,265
Other receivables	473	470	719	707
Prepaid expenses	23,193	14,396	21,789	13,310
Deposit at bank used as collateral	16,200	16,200	-	-
Others	65,506	31,106	56,341	18,635
Total Current Assets	16,627,954	11,661,846	16,557,826	11,546,901
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	-	-	856,324	767,143
Long-term investments (Note 13.1)	561,621	561,621	561,621	561,621
Property, plant and equipment - net (Note 6)	17,528,618	17,009,451	15,445,182	15,061,607
Other non-current assets (Note 7)	41,793	68,592	6,046	13,004
Total Non-Current Assets	18,132,032	17,639,664	16,869,173	16,403,375
TOTAL ASSETS	34,759,986	29,301,510	33,426,999	27,950,276

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 8)				
Short-term loans	-	290,000	-	290,000
Trade Finance loans	436,033	-	436,033	-
Trade accounts and notes payable	1,993,345	1,211,787	2,009,873	1,194,118
Current portion of long-term loans (Note 9)	607,597	240,663	388,000	-
Current portion of debentures (Note 10)	720,000	-	720,000	-
Current portion of liabilities under hire-purchase agreements	1,357	6,179	290	2,627
Other current liabilities				
Accrued expenses	158,559	209,151	171,958	219,224
Others	407,289	134,861	367,900	72,163
Total Current Liabilities	4,324,180	2,092,641	4,094,054	1,778,132
NON-CURRENT LIABILITIES				
Long-term loans (Note 9)	7,594,285	6,794,016	7,212,000	6,400,000
Debentures (Note 10)	2,530,000	4,000,000	2,530,000	4,000,000
Other non-current liabilities				
Liabilities under hire-purchase agreements	661	4,706	109	3,451
Total Non-Current Liabilities	10,124,946	10,798,722	9,742,109	10,403,451
TOTAL LIABILITIES	14,449,126	12,891,363	13,836,163	12,181,583

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
1,310,128,000 ordinary shares of Baht 10.00 each, fully paid	13,101,280	13,101,280	13,101,280	13,101,280
ADDITIONAL (DISCOUNT) ON CAPITAL				
Discount on ordinary share capital	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal (Note 6.2)	5,668,897	5,984,283	5,668,897	5,984,283
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	2,991,939	(1,145,590)	2,991,939	(1,145,590)
Total Company Shareholders' Equity	19,590,836	15,768,693	19,590,836	15,768,693
MINORITY INTEREST	720,024	641,454	-	-
Total Shareholders' Equity	20,310,860	16,410,147	19,590,836	15,768,693
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	34,759,986	29,301,510	33,426,999	27,950,276

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
REVENUES				
Revenues from the sales of goods	9,678,833	7,318,373	9,677,696	7,317,067
Revenues from the rendering of services	49,201	52,130	-	-
Other income				
Gain on exchange	3,401	142,956	4,254	143,655
Others	23,818	16,820	23,319	7,210
Share of profit from investment using the equity method	-	-	30,577	31,652
Total Revenues	9,755,253	7,530,279	9,735,846	7,499,584
EXPENSES				
Cost of the sales of goods	8,311,037	6,259,876	8,397,127	6,352,705
Cost of the rendering of services	63,884	79,738	-	-
Selling and administrative expenses	113,205	134,091	102,377	118,234
Doubtful accounts (Reversal)	(17,228)	(11,021)	(6,207)	-
Other expenses				
Loss on disposal of equipment and obsolescence	1,237	74	1,202	6
Others	828	-	-	-
Directors' remuneration	1,010	1,000	870	840
Total Expenses	8,473,973	6,463,758	8,495,369	6,471,785

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
INCOME BEFORE INTEREST AND INCOME TAX EXPENSES		1,281,280	1,066,521	1,240,477	1,027,799
INTEREST EXPENSES		100,818	170,954	97,282	166,321
INCOME TAX EXPENSES		9,819	4,466	-	-
INCOME AFTER TAX		1,170,643	891,101	1,143,195	861,478
NET INCOME OF MINORITY INTEREST		(27,448)	(29,623)	-	-
NET INCOME		1,143,195	861,478	1,143,195	861,478
EARNINGS PER SHARE (Note 11)					
Basic earnings per share	BAHT	0.87	1.01	0.87	1.01
Diluted earnings per share	BATH	-	0.72	-	0.72
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	1,310,128	853,000	1,310,128	853,000
Diluted earnings per share	'000 SHARES	-	1,310,143	-	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
REVENUES				
Revenues from the sales of goods	26,294,102	22,308,467	26,291,359	22,305,837
Revenues from the rendering of services	170,023	179,696	-	-
Other income				
Gain on exchange	-	206,903	1,649	207,908
Others	55,405	57,948	55,658	44,568
Share of profit from investment using the equity method	-	-	95,643	109,047
Total Revenues	26,519,530	22,753,014	26,444,309	22,667,360
EXPENSES				
Cost of the sales of goods	21,253,737	18,797,643	21,518,100	19,087,136
Cost of the rendering of services	200,812	221,122	-	-
Selling and administrative expenses	359,309	541,553	322,722	492,916
Doubtful accounts (Reversal)	(28,249)	(26,957)	(6,207)	-
Other expenses				
Loss on exchange	392	-	-	-
Loss on disposal of equipment and obsolescence	161,207	8,107	160,988	7,865
Others	2,388	-	1,533	-
Directors' remuneration	5,650	8,885	5,190	8,405
Total Expenses	21,955,246	19,550,353	22,002,326	19,596,322

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		4,564,284	3,202,661	4,441,983	3,071,038
INTEREST EXPENSES		316,780	589,291	304,454	571,665
INCOME TAX EXPENSES		25,195	13,482	-	-
INCOME AFTER TAX		4,222,309	2,599,888	4,137,529	2,499,373
NET INCOME OF MINORITY INTEREST		(84,780)	(100,515)	-	-
NET INCOME		4,137,529	2,499,373	4,137,529	2,499,373
EARNINGS PER SHARE (Note 11)					
Basic earnings per share	BAHT	3.16	2.93	3.16	2.93
Diluted earnings per share	BATH	-	2.17	-	2.17
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	1,310,128	853,000	1,310,128	853,000
Diluted earnings per share	'000 SHARES	-	1,310,143	-	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	(5,848,037)	397,173	9,348,075
Amortization	-	-	(242,500)	-	-	(242,500)
Net income	-	-	-	2,499,373	-	2,499,373
Minority interest increase	-	-	-	-	97,510	97,510
Ending balance, September 30, 2003	8,530,000	-	6,026,439	(3,348,664)	494,683	11,702,458
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	(1,145,590)	641,454	16,410,147
Amortization	-	-	(315,386)	-	-	(315,386)
Net income	-	-	-	4,137,529	-	4,137,529
Minority interest increase	-	-	-	-	78,570	78,570
Ending balance, September 30, 2004	13,101,280	(2,171,280)	5,668,897	2,991,939	720,024	20,310,860

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	(5,848,037)	8,950,902
Amortization	-	-	(242,500)	-	(242,500)
Net income	-	-	-	2,499,373	2,499,373
Ending balance, September 30, 2003	8,530,000	-	6,026,439	(3,348,664)	11,207,775
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	(1,145,590)	15,768,693
Amortization	-	-	(315,386)	-	(315,386)
Net income	-	-	-	4,137,529	4,137,529
Ending balance, September 30, 2004	13,101,280	(2,171,280)	5,668,897	2,991,939	19,590,836

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	4,137,529	2,499,373	4,137,529	2,499,373
Items to reconcile net income to				
net cash flows from operations :				
Doubtful accounts (Reversal)	(28,249)	(26,957)	(6,207)	-
Depreciation	449,167	457,889	383,237	398,429
Amortization	11	-	-	-
Provision for diminution in value				
of inventories (Reversal)	(6,373)	(4,916)	(6,373)	(4,916)
Additional (deduction in) interest on debt restructuring	(1,530)	157,539	-	161,516
Realized gain on exchange	(1,159)	(164,885)	(1,159)	(164,885)
Unrealized gain on exchange	(19,331)	(15,115)	(19,331)	(15,115)
Gain on sales of temporary investment	-	(15,036)	-	-
Gain on sales of property, plant and equipment	(1,213)	(383)	(1,172)	(383)
Loss on disposal of property, plant and equipment	161,207	39,169	160,988	38,927
Gain on redemption of debentures before maturity	(5,853)	-	(5,853)	-
Share of profit from investment using				
the equity method	-	-	(95,643)	(109,047)
Minority interest	84,780	100,515	-	-
Net income from operations before				
changes in operating assets and liabilities	4,768,986	3,027,193	4,546,016	2,803,899
Operating assets (increase) decrease				
Trade accounts and notes receivable - related parties	551,997	(357,142)	546,619	(356,500)
Trade accounts and notes receivable - others	(203,159)	(263,748)	(202,567)	(263,721)
Inventories	163,853	2,346,979	169,497	2,368,354
Short-term loans and advances to related parties	(53)	58	(70)	135
Advances to director	-	2,742	-	-
Advance payments	(396,986)	(188,372)	(398,512)	(188,386)
Refundable valued-added tax	(53,559)	76,743	(55,746)	79,079
Other receivables	22,039	23,705	(11)	1,021
Prepaid expenses	(8,797)	(12,438)	(8,479)	(11,801)
Other current assets - others	(1,871)	8,577	(5,178)	(2,894)
Other non-current assets	27,644	(76,981)	6,958	(7,057)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Trade accounts and notes payable	774,573	(388,724)	808,771	(395,667)
Accrued expenses	(50,591)	(55,031)	(47,266)	(54,723)
Other current liabilities - others	269,800	85,557	293,110	85,503
Net cash provided by operating activities	5,863,876	4,229,118	5,653,142	4,057,242
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash paid for purchases of other investment	(2,861,010)	(150,000)	(2,878,505)	-
Cash paid for purchases of property, plant and equipment	(1,452,364)	(572,152)	(1,237,093)	(442,974)
Proceeds from sales of property, plant and equipment	1,583	1,197	1,543	1,197
Proceeds from sales of temporary investment	-	367,531	-	-
Short-term loans and advances to related parties	(2,000)	(3,000)	(2,000)	(3,000)
Net cash used in investing activities	(4,313,791)	(356,424)	(4,116,055)	(444,777)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loan decrease	(290,000)	(884,000)	(290,000)	(884,000)
Trade finance loans increase (decrease)	434,805	(1,901,784)	434,805	(1,901,784)
Cash repayment of long-term loans	(151,267)	(4,985,996)	-	(4,848,769)
Proceeds from long-term loans	1,320,000	-	1,200,000	-
Cash repayment for early redemption of debentures	(744,147)	-	(744,147)	-
Proceeds from issuance of debentures	-	4,000,000	-	4,000,000
Cash repayment for early redemption of long-term liabilities under hire-purchase agreements	(5,867)	(4,592)	(5,679)	(2,673)
Cash repayment of liability for purchase of land	(3,000)	(2,000)	-	-
Net cash provided by (used in) financing activities	560,524	(3,778,372)	594,979	(3,637,226)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
Net increase (decrease) in cash and cash equivalents	2,110,609	94,322	2,132,066	(24,761)
Cash and cash equivalents as at January 1	108,399	111,109	47,049	44,540
Cash and cash equivalents as at September 30	2,219,008	205,431	2,179,115	19,779
Supplemental cash flow information:				
Cash paid for interest	378,547	476,520	359,392	454,586
Non-cash transaction:				
Vehicles acquired under hire-purchase agreements	1,012	3,659	-	3,219
Transfer of long-term loans to current portion	607,597	238,402	388,000	-
Transfer of debentures to current portion	720,000	-	720,000	-
Amortization of unrealized increment per asset appraisal	218,937	240,416	206,265	234,284

See notes to the interim financial statements